

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
11119 North Torrey Pines Road, Suite 50
San Diego, CA 92037

> **Re:**   **Viking Therapeutics, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 2, 2015**
> **File No. 333-197182**

Dear Dr. Lian:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Product Pipeline, page 4

1.  We note that you have not yet identified product candidates for your EPOR and DGSAT-1 programs focusing on anemia and obesity dyslipidemia, respectively.  In light of the early stage of development with respect to these products, please remove them from the pipeline table here and at page 82 of the prospectus.

2.  We note that your pipeline table includes a column with the heading "future development, licensing opportunities."  Please revise your disclosure with respect to your pipeline to specify which product candidates this statement applies to and how development of these products differs from the other candidates you identify.

3. Please revise your pipeline table to indicate that when you plan to commence Phase 2A trials of VK2809 for Dyslipidemia and NASH. In this regard, we note your disclosure on page 1 that pending sufficient funding, you plan to initiate a Phase 2 trial of VK2809 in hypercholesterolemia in 2015.

4. Please also revise your pipeline table to indicate that initiation of Phase 2B or drug-drug interaction studies for VK0612 are contingent upon your receipt of additional funding.

Use of Proceeds, page 55

5. Please revise your use of proceeds discussion to separately allocate the proceeds you intend to use for the development of VK0612, your EPOR program for anemia and the DGAt-1 inhibitor program. Please also indicate how far the proceeds from the offering will you to proceed with respect to the continued development of VK0612.

Business, page 80

6. Please revise your disclosure to indicate when the clinical trials for your product candidates occurred.

7. Please expand your disclosure in the appropriate part of your Business section to describe the material terms of your collaboration with the Academic Medical Center at the University of Amsterdam with respect to VK2809 and VK0214 including the parties' rights and obligations, duration of the agreement, termination provisions and any payment provisions.

8. Please confirm that the research services agreement filed as Exhibit 10.29 reflects your collaboration with Academic Medical Center at the University of Amsterdam. In this respect, we note that the research services agreement includes reference to "statements of work" which outline the rights and obligations of the parties to the agreement and certain payment terms. However, these statements of work do not appear to have been filed with the research services agreement or otherwise filed as an exhibit to the registration statement. Accordingly, please file any such statements of work describing your collaboration with the University of Amsterdam.

VK5211: A Selective Androgen Receptor Modulator (SARM) for Hip Fracture, page 83

9. We note your disclosure that the initial Phase 1 clinical trial for VK5211 reflected statistically significant increases in lean muscle mass. Please disclosure the p-value and what p-value in this context indicates about the statistical significance of your results.

<u>Principal Stockholders, page 146</u>

10. Please update your principal stockholder table so that it is as of the most recent practicable date.

       You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director


cc:     <u>Via E-mail</u>
         Jeffrey T. Hartlin, Esq.
         Paul Hastings LLP